Exhibit 99.1

Tarena International, Inc. Announces Results for the Fourth Quarter 2017 and Fiscal Year 2017

Fourth Quarter Net Revenues Increased by 33.0% Year-Over-Year, exceeding the guidance

Fourth Quarter Total Student Enrollments up by 27.2% Year-Over-Year

Fourth Quarter Student Enrollments in Kid Education Programs up by 270.4% Year-Over-Year

Fiscal Year Net Revenues Increased by 25.0% Year-Over-Year

Fiscal Year Total Student Enrollments up by 19.8% Year-Over-Year

Fiscal Year Student Enrollments in Kid Education Programs up by 307.0% Year-Over-Year

Declares Annual Special Cash Dividend of US$0.12 per Ordinary Share or US$0.12 per ADS

BEIJING, March 5, 2018 - Tarena International, Inc. (NASDAQ: TEDU) ("Tarena" or the "Company"), a leading provider of professional education services in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2017.

Fourth Quarter 2017 Highlights

•	Net revenues increased by 33.0% year-over-year to RMB617.0 million from RMB464.0 million in the same period in 2016.

•	Gross profit increased by 31.3% year-over-year to RMB447.4 million from RMB340.6 million in the same period in 2016.

•	Operating income was RMB72.9 million, compared to RMB96.0 million in the same period in 2016.

•	Non-GAAP operating income, which excluded share-based compensation expenses, was RMB99.6 million, compared to RMB120.0 million in the same period in 2016.

•	Net income was RMB74.6 million, compared to RMB102.7 million in the same period in 2016.

•	Non-GAAP net income, which excluded share-based compensation expenses, was RMB101.3 million, compared to RMB126.7 million in the same period in 2016.

•	Basic and diluted net income per American Depositary Share ("ADS") were RMB1.33 and RMB1.28, respectively. Non-GAAP basic and non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were RMB1.80 and RMB1.74, respectively. Each ADS represents one Class A ordinary share.

•	The Company repurchased 534,116 Class A ordinary shares from the open market for an aggregate consideration of US$7.4 million in the fourth quarter of 2017.

•	Cash, cash equivalents and time deposits totaled RMB1,119.7 million as of December 31, 2017, compared to RMB1,286.1 million as of December 31, 2016.

•	Deferred revenue totaled RMB302.2 million as of December 31, 2017, compared to RMB266.1 million as of December 31, 2016.

•	Total course enrollments[1], defined as the cumulative number of courses enrolled in by our students, in the fourth quarter of 2017 increased by 26.0% year-over-year to 35,145.

•	Total student enrollments[2], defined as the total number of new students recruited and registered, in the fourth quarter of 2017 increased by 27.2% year-over-year to 34,223.

•	Total number of learning centers[3] increased to 184 as of December 31, 2017, from 145 as of December 31, 2016.

•	Total student enrollments in kid education programs, defined as the total number of students recruited and registered in our kid education programs, in the fourth quarter of 2017 increased by 270.4% year-over-year to 3,271.

Fiscal Year 2017 Highlights

•	Net revenues increased by 25.0% year-over-year to RMB1, 973.8 million from RMB1, 579.6 million in the same period in 2016.

•	Gross profit increased by 21.6% year-over-year to RMB1,374.6 million from RMB1,130.5 million in the same period in 2016.

•	Operating income was RMB169.2 million, compared to RMB229.8 million in the same period in 2016.

•	Non-GAAP operating income, which excluded share-based compensation expenses, was RMB246.6 million, compared to RMB297.7 million in the same period in 2016.

•	Net income was RMB184.8 million, compared to RMB241.9 million in the same period in 2016.

•	Non-GAAP net income, which excluded share-based compensation expenses and loss on foreign currency forward contract, was RMB262.2 million, compared to RMB322.6 million in the same period in 2016.

•	Basic and diluted net income per American Depositary Share (“ADS”) were RMB3.25 and RMB3.10, respectively. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses and loss on foreign currency forward contract, were RMB4.61 and RMB4.40, respectively.

•	Total course enrollments[4] in fiscal year 2017 increased by 17.5% year-over-year to 120,162.

•	Total student enrollments[5] in fiscal year 2017 increased by 19.8% year-over-year to 128,776.

•	Total student enrollments in kid education programs in fiscal year 2017 increased by 307.0% year-over-year to 9,580.

1 excluding kid education programs

2 excluding kid education programs

3 excluding learning centers that are for kid education programs only

4 excluding kid education programs

5 excluding kid education programs

Mr. Shaoyun Han, Chairman and Chief Executive Officer of Tarena, said, “We are pleased to finish fiscal year 2017 with a strong momentum and record-high results in net revenues as well as total number of student enrollments in both professional education and kid education business. It is encouraging to see an accelerated revenue growth of 33.0% year-over-year in the fourth quarter of 2017, which exceed our previously issued guidance. The solid topline growth was primarily driven by our growing student base in professional education, with a 27.2% enrollment growth in the quarter. Additionally, student enrollment in kid education programs continued to achieve robust momentum, up by 270.4% year over year in the fourth quarter.”

“Despite challenging market conditions in the year, fiscal year 2017 as a whole was a year of successful business expansion and enlarged market presence. We added a net of 39 learning centers and rolled out to thirteen new cities during the year. At the same time, we undertook new content initiatives to enhance our core competency as a top level comprehensive education services provider. Our course portfolio has been further extended and upgraded to best cater to the market demand for new technology through our proprietary curriculum development platform, strategic alliances with well-known international enterprises and joint major programs with universities and colleges. In particular, Python and other AI related courses are gaining popularity, which we believe will gradually become the new driver for future enrollment growth. ” Mr. Han continued.

“We are also proud to see that our investments in Tongcheng and Tongmei started to bear fruit. Leveraging on the teaching resources and facilities with professional education business, our k-12 business has quickly expanded into 24 cities, with 30 separate centers and 28 shared centers nationwide by the end of 2017. As a result, total number of kid student enrollments more than tripled in 2017. Looking ahead, we will continue the well-paced expansion plan and further optimize center network with more refined assessment metrics at each level of organization to quicken the mature period of new centers. We believe our growth strategy will strengthen the solid foundation for our long term growth for both topline and bottom line.” Mr. Han concluded.

Mr. Yuduo Yang, Tarena’s Chief Financial Officer added, “Fourth quarter recovered enrollment growth in professional education business and exciting performance in k-12 education reflected our ability to harvest from capacity expansion and new course development efforts in recent quarters. We allocated more advertisement and marketing resources at the end of fourth quarter to improve utilization of facilities. The year-over-year decline of utilization rate narrowed to approximately 210 basis points from 340 basis points in the previous quarter. Despite the fact that our costs associated with the marketing efforts were incurred ahead of the revenue ramp and most of the tuition fees from new student enrollment in the fourth quarter will be recognized next quarter, we will increasingly benefit from economies of scale and margin pressure will gradually lessen over the coming quarters. With solid business execution and strong market demand, we are confident to deliver long-term value for all our stakeholders.”

Dividend

The Company announced today that its board of directors has approved and declared a cash dividend of US$0.12 per ordinary share, including both Class A ordinary shares and Class B ordinary shares. The Company expects that the aggregate amount of the dividend will not exceed US$7.1 million. Holders of Tarena’s ADS, each representing one Class A ordinary share, are accordingly entitled to the cash dividend of US$0.12 per ADS. The cash dividend will be paid on or about June 9, 2018 to shareholders of record as of the close of business on April 5, 2018.

Subject to the Company's ongoing financial performance, cash position, budget and business plan and market conditions, the Company may, on an annual basis, consider paying a special dividend.

Fourth Quarter 2017 Results

Net Revenues

Net revenues increased by 33.0% to RMB617.0 million in the fourth quarter of 2017, from RMB464.0 million in the same period in 2016. The increase was primarily due to increased course enrollments and to a lesser extent, an increase in the standard tuition fees.

Total course enrollments6 in the fourth quarter of 2017 increased by 26.0% to 35,145 from 27,897 in the same period in 2016, which was mainly driven by the expansion in seat capacity and the popularity of our course offerings. The number of our course offerings increased to 20 from 18 in the fourth quarter, while the total seat capacity7 in our learning centers increased by 11.5% to 56,984 as of December 31,2017 from 51,127 as of December 31, 2016 to cater to the increased demand for our courses.

Beginning in the third quarter of 2017, we raised the standard tuition fees on some of our courses by RMB1,000 to RMB 2000 per course. We charge students enrolled through the retail channel our standard tuition fee and provide students enrolled through the university channel a discount of approximately RMB4,000 per person per course. Our student enrollment mix from retail and university channel was 84%/16% and 81%/19% in the fourth quarter of 2017 and 2016, respectively.

Cost of Revenues

Cost of revenues increased by 37.4% to RMB169.6 million in the fourth quarter of 2017, from RMB123.4 million in the same period in 2016. The increase was mainly due to an increase in personnel cost and welfare expenses resulting from growing number of teaching and advisory staff at our learning centers, rental cost resulting from higher seat capacity, as well as depreciation expenses for the growing number of learning centers.

6 excluding kid education programs

7 excluding seat capacity that are for kid education programs only

Gross Profit and Gross Margin

Gross profit increased by 31.3% to RMB447.4 million in the fourth quarter of 2017, from RMB340.6 million in the same period in 2016. Gross margin was 72.5% in the fourth quarter of 2017, compared with 73.4% in the same period in 2016.The decrease in gross margin was mainly due to expansion in center network. Our overall center utilization rate8 in the fourth quarter of 2017 was 69.6%, compared with 71.7% in the same period in 2016.

Operating Expenses

Total operating expenses increased by 53.1% to RMB374.5 million in the fourth quarter of 2017, from RMB244.6 million in the same period in 2016. Total non-GAAP operating expenses, which excluded share-based compensation expenses, increased by 56.5% to RMB348.3 million in the fourth quarter of 2017, from RMB222.5 million in the same period in 2016. Total share-based compensation expenses allocated to the related operating expenses increased by 18.5% to RMB26.3 million in the fourth quarter of 2017, from RMB22.2 million in the same period in 2016.

Selling and marketing expenses increased by 58.6% to RMB219.7 million in the fourth quarter of 2017, from RMB138.5 million in the same period in 2016. The increase was due to an increase in personnel cost and welfare expenses related to the growth in our selling and marketing headcount, and expanded marketing efforts as we expanded our course offerings and network of learning centers.

General and administrative expenses increased by 44.7% to RMB122.5 million in the fourth quarter of 2017, from RMB84.6 million in the same period in 2016. The increase was mainly due to an increase in personnel cost and welfare expenses for our increased number of general and administrative personnel to support our growing operations. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 50.1% to RMB102.7 million, from RMB68.4 million in the same period in 2016.

Research and development expenses increased by 50.6% to RMB32.4 million in the fourth quarter of 2017, from RMB21.5 million in the same period in 2016. The increase was mainly due to an increase in personnel cost and welfare expenses of our instructors and teaching assistants allocated to their system and content development activities for our courses, as well as growing number of research and development staff as we expanded our course offerings and operations.

Operating Income

Operating income was RMB72.9 million for the fourth quarter of 2017, compared to RMB96.0 million in the same period in 2016. Operating margin was 11.8% in the fourth quarter of 2017, compared to 20.7% in the same period in 2016. Non-GAAP operating income, which excluded share-based compensation expenses, was RMB99.6 million, compared to RMB120.0 million in the same period in 2016. Non-GAAP operating margin was 16.1% in the fourth quarter of 2017, compared to 25.9% in the same period in 2016.

Interest Income

Interest income was RMB7.5 million in the fourth quarter of 2017, compared to RMB5.4 million in the same period in 2016. Interest income in both periods consisted of interest earned on our cash, cash equivalents and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students. The increase in interest income was primarily due to higher tuition interest income in relation to our installment payment plan for students, as well as higher bank deposits.

Foreign Exchange Gain (Loss)

Foreign exchange loss was RMB1.8 million in the fourth quarter of 2017, compared to RMB6.2 million foreign exchange gain in the same period in 2016. The loss was mainly attributable to the appreciation of China’s RMB against U.S. Dollar as the Company had converted its offshore bank deposits previously in RMB into US dollars in May 2016.

Income Tax Expense

The Company recorded an income tax expense of RMB12.7 million in the fourth quarter of 2017, compared to RMB9.9 million in the same period in 2016. The change was mainly due to an increase in the effective tax rate.

Net Income

As a result of the foregoing, net income was RMB74.6 million in the fourth quarter of 2017, compared to RMB102.7 million in the same period in 2016. Non-GAAP net income, which excluded share-based compensation expenses, was RMB101.3 million, compared to a non-GAAP net income of RMB126.7 million in the same period in 2016.

Cash Flow

Net cash inflow from operating activities for the fourth quarter of 2017 was RMB36.3 million, compared to RMB55.5 million in the same period in 2016. The change was mainly due to lower net income in the fourth quarter of 2017 and longer credit granting and tuition payment procedures from third party financing institutions for students. Capital expenditures for the quarter were RMB53.1 million.

8 excluding kid education program

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS in the fourth quarter of 2017 were RMB1.33 and RMB1.28, respectively. Non-GAAP basic and non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were RMB1.80 and RMB1.74, respectively.

Shares Issued and Outstanding

As of December 31, 2017, the Company had 49,009,530 Class A and 7,206,059 Class B ordinary shares outstanding. Each ADS represents one Class A ordinary share.

Fiscal Year 2017 Results

Net Revenues

Net revenues increased by 25.0% to RMB1,973.8 million in 2017, from RMB1,579.6 million in 2016. The increase was primarily due to increased course enrollments and to a lesser extent, an increase in the standard tuition fees.

Total course enrollments9 for 2017 increased by 17.5% year-over-year to 120,162, which was mainly driven by the expansion in seat capacity and the popularity of our course offerings.

Cost of Revenues

Cost of revenues grew by 33.4% to RMB599.2 million in 2017, from RMB449.1 million in 2016. Along with the business expansion, the increase in cost of revenues was mainly due to an increase in personnel cost and welfare expenses resulting from growing number of teaching and advisory staff at our learning centers, rental cost resulting from higher seat capacity, as well as depreciation expenses for our learning centers.

Gross Profit and Gross Margin

Gross profit increased by 21.6% to RMB1,374.6 million in 2017, from RMB1,130.5 million in 2016. Gross margin was 69.6% in 2017, compared to 71.6% in 2016. The decrease in gross margin was mainly due to expansion of our center network.

Operating Expenses

Total operating expenses increased by 33.8% to RMB1,205.4 million in 2017, from RMB900.7 million in 2016. Total non-GAAP operating expenses, which excluded share-based compensation expenses, increased by 34.9% to RMB1,129.3 million in 2017, from RMB837.0 million in the same period in 2016. Total share-based compensation expenses allocated to the related operating expenses increased by 19.5% to RMB76.1 million in 2017, from RMB63.7 million in 2016.

Selling and marketing expenses increased by 35.2% to RMB713.1 million in 2017, from RMB527.6 million in 2016. The increase was due to an increase in personnel cost and welfare expenses related to the growth in our selling and marketing headcount, and marketing efforts as we expanded our course offerings and network of learning centers.

General and administrative expenses increased by 27.6% to RMB392.3 million in 2017, from RMB307.5 million in 2016. The increase was mainly due to an increase in compensation cost for our increased number of general and administrative personnel to support our growing operations and an increase in share-based compensation expenses. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 29.4% to RMB331.8 million, from RMB256.4 million in 2016.

Research and development expenses increased by 52.5% to RMB100.0 million in 2017, from RMB65.6 million in 2016. The increase was mainly due to an increase in personnel cost and welfare expenses of our instructors and teaching assistants allocated to their system and content development activities for our courses, as well as growing number of research and development staff as we expanded our course offerings and operations.

Operating Income

Operating income was RMB169.2 million in 2017, compared to RMB229.8 million in 2016. Operating margin was 8.6% in 2017, compared to 14.6% in 2016. Non-GAAP operating income, which excluded share-based compensation expenses, was RMB246.6 million in 2017, compared to RMB297.7 million in 2016. Non-GAAP operating margin was 12.5 % in 2017, compared to 18.8% in 2016.

Interest Income

Interest income was RMB21.0 million in 2017, compared to RMB24.0 million in 2016. Interest income in both periods consisted of interest earned on our cash, cash equivalents and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students. The decrease in interest income in 2017 was primarily due to lower interest rate on bank deposits.

9 excluding kid education programs

Foreign Exchange Gain (Loss)

Foreign exchange loss was RMB6.3 million in 2017, compared to RMB3.8 million foreign exchange gain in 2016. The loss was mainly attributable to the appreciation of China’s RMB against U.S. Dollar as the Company had converted its offshore bank deposits previously in RMB into US dollars in May 2016.

Income Tax Expense

Income tax expense was RMB25.8 million in 2017, compared to RMB18.8 million in 2016. The change was mainly due to an increase in the effective tax rate.

Net Income

As a result of the foregoing, net income was RMB184.8 million in 2017, compared to RMB241.9 million in 2016. Non-GAAP net income, which excluded share-based compensation expenses and loss on foreign currency forward contract, was RMB262.2 million, compared to RMB322.6 million in 2016.

Cash Flow

Net operating cash flow in 2017 reached approximately RMB288.7 million. Capital expenditures were RMB177.3 million.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were RMB3.25 and RMB3.10 respectively in 2017. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses and loss on foreign currency forward contract, were RMB4.61 and RMB4.40, respectively.

Business Outlook

Based on the Company's current estimates, total net revenues for the first quarter of 2018 are expected to be between RMB370.0 million and RMB390.0 million, representing an increase of 11.2% to 17.2% on a year-over-year basis.

The Company also expects its total net revenues for the full year of 2018 to be between RMB2,300.0 million and RMB2,450.0 million, representing an increase of 16.5% to 24.1% on a year-over-year basis.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions, which are subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the fourth quarter and fiscal year ended December 31, 2017 at 8:00PM U.S. Eastern Time on Monday, March 5, 2018 (9:00AM Beijing Time on Tuesday, March 6, 2018).

The dial-in details for the live conference call are as follows:

United States: +1 845 675 0437 or +1 866 519 4004

Hong Kong: +852 3018 6771 or 800 906 601

China Mainland: 800 819 0121 or 400 620 8038

Taiwan: 00 801 126 920

Canada: +1 866 386 1016

United Kingdom: 0 808 234 6646

International: +65 6713 5090

Conference ID: 8186527

A replay of the call will be available approximately 2 hours after the conclusion of the conference call through March 13, 2018. The dial-in details for the replay are:

Hong Kong: 800 963 117

China Mainland: 800 870 0206

United States: +1 855 452 5696

Japan: 0 120 959 034

Malaysia: +60 3 7724 9579

Singapore: +65 3158 3682

New Zealand: 0 800 453 213

Australia: +61 2 8199 0299

International: +61 2 8199 0299

Conference ID: 8186527

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Tarena's website at http://ir.tedu.cn.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including any business outlook and statements about Tarena's beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tarena's goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Tarena International, Inc.

Tarena International, Inc. (NASDAQ: TEDU) is a leading provider of professional education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers professional education courses in twelve IT subjects and three non-IT subjects. Tarena also offers four kid education programs. Its professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Since its inception in 2002, Tarena has trained over 509,000 students, cooperated with approximately 757 universities and colleges and placed students with approximately 134,000 corporate employers in a variety of industries. For further information, please visit http://ir.tedu.cn.

About Non-GAAP Financial Measures

Beginning in the second quarter of 2016, the Company revised its non-GAAP financial measures to exclude gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, in addition to its historical practice of excluding share-based compensation expenses for non-GAAP results.

To supplement Tarena’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Tarena's management uses non-GAAP measures of cost of revenues, operating expenses, operating income, net income, and basic and diluted net income per ADS, which are adjusted from results based on GAAP to exclude the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact. These non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Tarena’s management believes that excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact provides meaningful supplemental information regarding our performance and liquidity by excluding certain items identified as non-recurring and infrequent in nature, and non-cash charges. The amount of share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Tarena provides to analysts and investors as guidance for future operating performance.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Tarena’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, operating income (loss) and net income (loss), excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact is that the share-based compensation charge has been and will continue to be a recurring expense in the Company’s business for the foreseeable future, and gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

For further information, please contact:

Helen Song
Investor Relations
Tarena International Inc.
Tel: +8610 56219451
Email: ir@tedu.cn

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per share data)

	As of
	December 31	December 31
	2017	2016
	RMB	RMB

ASSETS
Current assets:
Cash and cash equivalents	686,691	810,672
Time deposits	432,536	416,724
Accounts receivable, net of allowance for doubtful accounts	216,700	97,374
Amounts due from a related party	231	—
Prepaid expenses and other current assets	156,360	126,088
Total current assets	1,492,518	1,450,858
Time deposits	505	58,667
Accounts receivable, net of allowance for doubtful accounts	14,582	1,176
Property and equipment, net	519,691	437,337
Goodwill	3,365	3,365
Long-term investments	101,920	41,760
Other non-current assets	150,064	91,849
Total assets	2,282,645	2,085,012

LIABILITIES AND SHAREHOLDERS’EQUITY

Current liabilities:
Accounts payable	11,351	4,502
Amounts due to a related party	—	79
Income taxes payable	125,971	91,240
Deferred revenue	302,163	266,061
Accrued expenses and other current liabilities	184,646	117,867
Total current liabilities	624,131	479,749
Other non-current liabilities	4,329	7,043
Total liabilities	628,460	486,792

Commitments and contingencies	—	—

Shareholders’ equity:
Class A ordinary shares	327	302
Class B ordinary shares	74	86
Treasury stock(a)	(255,103)	(93,761)
Additional paid-in capital	1,094,872	995,216
Accumulated other comprehensive income	54,122	58,204
Retained earnings	759,893	638,173
Total shareholders’ equity	1,654,185	1,598,220
Total liabilities and shareholders’ equity	2,282,645	2,085,012

Note:

(a)	On August 21, 2017, the board of directors has authorized a share repurchase plan under which the Company may repurchase up to US$30 million of its shares over the next 12 months.

According to the plan, the share repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. Tarena's board of directors will review the share repurchase plan periodically, and may authorize adjustment of its terms and size. The Company expects to fund repurchases made under this plan from its existing cash balance.

As of December 31, 2017, the Company repurchased 1,755,666 Class A ordinary shares from the open market with the consideration of US$24.5 million (RMB161,341,732).

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share data and per share data)

	For the Three Months Ended December 31		For the Year Ended December 31
	2017	2016	2017	2016
	RMB	RMB	RMB	RMB
Net revenues	616,999	464,038	1,973,806	1,579,604
Cost of revenues(a)	(169,609)	(123,429)	(599,199)	(449,104)
Gross profit	447,390	340,609	1,374,607	1,130,500
Selling and marketing expenses(a)	(219,655)	(138,518)	(713,120)	(527,553)
General and administrative expenses(a)	(122,451)	(84,595)	(392,296)	(307,519)
Research and development expenses(a)	(32,427)	(21,530)	(100,032)	(65,594)
Operating income	72,857	95,966	169,159	229,834
Interest income	7,518	5,361	21,000	23,974
Other income	8,722	5,061	26,702	15,960
Loss from fair value change of foreign currency forward	-	-	-	(12,898)
Foreign exchange gain (loss)	(1,822)	6,241	(6,284)	3,760
Income before income taxes	87,275	112,629	210,577	260,630
Income tax expense	(12,684)	(9,895)	(25,770)	(18,776)
Net income	74,591	102,734	184,807	241,854
Net income attributable to Class A and Class B ordinary shareholders	74,591	102,734	184,807	241,854

Net income per Class A and Class B ordinary share:
Basic	1.33	1.84	3.25	4.35
Diluted	1.28	1.74	3.10	4.10
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	56,276,273	55,979,972	56,849,332	55,540,670
Diluted	58,360,822	59,132,850	59,598,711	59,005,261

Net income	74,591	102,734	184,807	241,854
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes	(1,521)	11,181	(13,832)	22,972
Unrealized gain on available for sale securities, net of RMB394 (RMB2,818 for the year in 2017) income taxes	2,758	5,027	26,246	5,235
Less: reclassification adjustment for gain on available for sale securities realized in net income, net of RMB394 (RMB2,818 for the year in 2017) income taxes	(2,758)	(235)	(16,496)	(235)
Comprehensive income	73,070	118,707	180,725	269,826

Notes:

(a)	Includes share-based compensation expenses as follows:

	For the Three Months Ended December 31		For the Year Ended December 31
	2017	2016	2017	2016
	RMB	RMB	RMB	RMB
Cost of revenues	474	1,843	1,285	4,124
Selling and marketing expenses	2,240	2,458	4,863	5,496
General and administrative expenses	19,770	16,167	60,491	51,154
Research and development expenses	4,252	3,543	10,776	7,050

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(in thousands, except share data and per share data)

	For the Three Months Ended December 31		For the Year Ended December 31
	2017	2016	2017	2016
	RMB	RMB	RMB	RMB
GAAP Cost of revenues	169,609	123,429	599,199	449,104
Share-based compensation expense in cost of revenues	474	1,843	1,285	4,124
Non-GAAP Cost of revenues	169,135	121,586	597,914	444,980

GAAP Selling and marketing expenses	219,655	138,518	713,120	527,553
Share-based compensation expense in selling and marketing expenses	2,240	2,458	4,863	5,496
Non-GAAP Selling and marketing expenses	217,415	136,060	708,257	522,057

GAAP General and administrative expenses	122,451	84,595	392,296	307,519
Share-based compensation expense in general and administrative expenses	19,770	16,167	60,491	51,154
Non-GAAP General and administrative expenses	102,681	68,428	331,805	256,365

GAAP Research and development expenses	32,427	21,530	100,032	65,594
Share-based compensation expense in research and development expenses	4,252	3,543	10,776	7,050
Non-GAAP Research and development expenses	28,175	17,987	89,256	58,544

Operating income	72,857	95,966	169,159	229,834
Share-based compensation expenses	26,736	24,011	77,415	67,824
Non-GAAP Operating income	99,593	119,977	246,574	297,658

Net income	74,591	102,734	184,807	241,854
Share-based compensation expenses	26,736	24,011	77,415	67,824
Loss on foreign currency forward contract	—	—	—	12,898
Non-GAAP Net income	101,327	126,745	262,222	322,576
Non-GAAP net income attributable to Class A and Class B ordinary shareholders	101,327	126,745	262,222	322,576

Non-GAAP net income per Class A and Class B ordinary share(a)
Basic	1.80	2.26	4.61	5.81
Diluted	1.74	2.14	4.40	5.47
Weighted average number of ordinary shares outstanding used in calculating Non-GAAP net income per Class A and Class B ordinary share(a)
Basic	56,276,273	55,979,972	56,849,332	55,540,670
Diluted	58,360,822	59,132,850	59,598,711	59,005,261

Notes:

(a)	The Non-GAAP net income per share is computed using Non-GAAP net income attributable to ordinary shareholders and the same number of ordinary shares used in GAAP basic and diluted net income per share calculation.

(b)	There was no tax impact of share-based compensation expenses and loss on foreign currency forward contract for the fourth quarter and the year ended December 31, 2017 and 2016.